The New Brunswick Economy 2007

Published by:

Department of Finance

Province of New Brunswick

P.O. Box 6000

Fredericton, New Brunswick

E3B 5H1

Canada

Internet: www.gnb.ca/0024/index-e.asp

March 13, 2007

Cover:

Communications New Brunswick (CNB 4308)

Translation:

Translation Bureau, Supply and Services

Printing and Binding:

Printing Services, Supply and Services

ISBN 978-1-55396-281-6

ISSN 0548-4073

Printed in New Brunswick

 Think Recycling!

Table of Contents

Page

Overview

5

International Economy Active

6

Monetary Policy Squeezed Further

8

Canadian Economy

GDP Growth Eases in 2006

9

GDP Growth to Further Slow in 2007

10

New Brunswick Economy

GDP Growth Improves in 2006

11

GDP Growth to Continue in 2007

12

Population Declines

13

One-third of Population Over 50

13

Employment Growth Solid

14

Goods Producing Sector Employment Rebounds

14

Record Low Unemployment Rate

15

Employment Gains in Four Regions

15

Inflation Slows

16

Farm Cash Receipts Healthy

16

Manufacturing Shipments Little Changed

17

Wood Products Still Face Challenges

17

Paper Products Recover

18

Exports Decline in Value

18

Capital Investment Reaches Record High

19

Wages and Salaries Still Strong

20

Mining Production Soars

20

Technology and Communication Expands

21

Utilities Developments Impressive

22

Transportation Sector Has Mixed Results

23

Retail Trade Growth Higher

24

Accommodation and Food Services Improving

24

NOTE: The analysis contained in the document is based on data available as of March 5, 2007; historically comparable data series are used. Numbers may not add due to rounding.

Data will be updated on the Finance Web site at: http://www.gnb.ca/0024/index-e.asp

2006 Statistical Summary
	Growth Rates¹
	2005 to 2006
	N.B.	Canada
Output and Income
Gross Domestic Product (GDP)
Current Dollars	3.7	4.9
Chained (1997) Dollars	2.3	2.7
Personal Income	3.7	5.8
Gross Fixed Capital Formation	4.3	8.8
Foreign Exports	-2.8	0.5
Retail Trade	5.9	6.4
Population and Labour Force
Total Population (July 1)	-0.3	1.0
Labour Force	0.4	1.4
Employment	1.4	1.9
Unemployment	-9.3	-5.5
Unemployment Rate (%)	8.8	6.3
Participation Rate (%)	63.7	67.2
Indicators
Farm Cash Receipts	4.2	0.5
Housing Starts	3.2	0.8
Manufacturing Shipments	-1.1	-0.5
Sawn Lumber Production	-1.9	-2.4
Consumer Price Index	1.6	2.0

¹ Per cent change unless otherwise indicated.

The New Brunswick Economy 2007

Overview

•

Despite slowing economic activity during the year, the North American economies grew solidly in 2006. Preliminary estimates show the US economy grew by 3.3% in 2006, slightly above the 3.2% increase the previous year. The better-than-expected performance reflected strong personal consumption expenditures and improved exports. Weighed down by lacklustre exports, Canadian economic growth weakened from the previous year, slowing to 2.7%. In New Brunswick, real gross domestic product (GDP) accelerated 2.3%, chiefly supported by strong business non-residential investment and consumer spending.

•

Capital investment in New Brunswick reached an all-time high of
$5.0 billion in 2006, a 4.5% increase over 2005. Retail sales, housing starts, mineral production and farm cash receipts reported solid increases. However, the manufacturing, export and wood products sectors all faced challenges.

•

Weakening energy prices served to push New Brunswick’s inflation rate down to 1.6% in 2006 from 2.4% in 2005. The rate was below the national average of 2.0% and was the smallest increase in Canada. The provincial population decreased for a second consecutive year, down 0.3% in 2006.

•

The number of employed in the province reached a record high of 355,400 in 2006, an increase of 1.4% and the highest growth rate posted among the provinces east of Ontario. The 8.8% unemployment rate was the lowest level posted in 31 years, and marked the third successive year of single-digits. The service sector fared better than the goods producing sector with the majority of employment gains. The participation rate improved marginally, to 63.7%, and wages and salaries growth strengthened.

•

For 2007, economic growth in North America is expected to slow and real GDP growth in New Brunswick is projected to be comparable to the 2006 increase. Construction activity will provide stimulus with the Irving liquefied natural gas (LNG) terminal and the refurbishment of the Point Lepreau generating station. The provincial unemployment rate should trend downward due to employment increases. Anticipated lower energy prices and the GST reduction (which was effective July 1, 2006) should result in lower consumer inflation.

The New Brunswick Economy 2007

International Economy Active

•

The global economy maintained its momentum in 2006. While the US economy performed well, the pace of growth in Canada moderated. China’s economy sizzled, backed by strong investment spending and exports. The euro zone experienced solid growth, posting its largest expansion since 2000, while Japan’s economy was supported by business investment and healthy exports. A strong performance by India’s economy also contributed favourably to global growth.

US economy shows continued strength

•

The US economy expanded 3.3% in 2006, comparable to 2005. The better-than-expected showing reflected strong consumer spending despite a sharp contraction in residential investment. Business non-residential investment improved further in 2006, fuelled by healthy corporate profitability.

•

The job market remained bright in 2006. Non-farm payroll employment increased by about 2.5 million jobs, while the unemployment rate fell to 4.6% from 5.1% in 2005. Manufacturing productivity continued to experience solid growth. Consumer confidence fluctuated in 2006, reflecting uncertainty with business conditions and the job market. Inflation slowed to 3.2% in 2006, down from 3.4% in 2005.

•

In 2006, the US trade deficit widened to $763.6 billion (US) from
$716.7 billion (US) in 2005. Despite the depreciation of the US currency, the deterioration in the deficit mainly reflected higher energy prices.

•

The US housing market slid into a slump in 2006, with existing home sales declining nationwide. Residential construction investment and housing starts both plunged after five consecutive yearly increases. The auto sector, along with large segments of manufacturing, faced challenges as well.

•

The manufacturing survey of the Institute for Supply Management showed economic activity in the sector expanded in 2006. The US manufacturing sector has been growing since June 2003, and capacity utilization improved further in 2006.

Chinese economy sizzles

•

The Chinese economy registered its fastest growth in 11 years in 2006. On the heels of a 10.4% expansion in 2005, real GDP grew by 10.7% in 2006 due to surging exports and investment in fixed assets.

•

China’s foreign trade surplus soared to a record $177.5 billion (US) in 2006, 74.0% higher than the 2005 surplus. Investment in fixed assets increased 24.0%, while retail sales rose 13.7%.

•

The Chinese yuan further appreciated in 2006, increasing 2.7% against the US dollar. Given the rapid build-up in the Chinese trade surplus, the People’s Bank of China plans to expand currency flexibility in its foreign exchange market.

The New Brunswick Economy 2007

Japanese economy robust

•

The Japanese economy is now in its longest post-war expansion. Amid weak spending by households, real GDP grew by 2.2% in 2006, supported by strong private non-residential investment and exports. Higher corporate profits did not translate into wage gains and consumer spending.

•

Private non-residential investment increased considerably due to the high level of corporate profitability and the expansion in external demand, while private residential investment fizzled. Public investment plummeted due to efforts from the government to streamline operations.

•

Consumer confidence rose further in 2006 encouraged by optimism regarding the health of the Japanese economy. In the labour market, the unemployment rate reported a steady decline and the employment rate increased slightly.

•

After several years of deflation, prices have started to increase in the country. The Bank of Japan raised its target overnight rate in July for the first time in six years, to 0.25%.

Euro zone experiences solid growth

•

Overall economic activity in the euro zone picked up in 2006 with growth of 2.7%, up from the 1.4% pace observed in 2005. Economic growth in Germany (the largest economy in the zone) and France was primarily due to exports, investment and consumer spending, while growth in Spain was powered by exports.

•

The unemployment rate in the zone improved, declining to 7.8% in 2006 from 8.6% in 2005. The Harmonized Index of Consumer Prices (HICP) increased by 2.2%.

•

The European Central Bank raised its benchmark rate by 25 basis points five times in 2006, from 2.25% to 3.50%, as the euro zone registered its fastest expansion in six years.

Global strength to be solid in 2007

•

The global economy is expected to continue its expansion at a solid but slower pace in 2007, led by China’s vibrant performance and anticipated growth of 10.0%. The International Monetary Fund is calling for global growth of 4.9% in 2007. The US (+2.9%), Japanese (+2.1%) and euro zone (+2.0%) economies are expected to lose some momentum with more reserved economic growth projected for the year ahead.

The New Brunswick Economy 2007

Monetary Policy Squeezed Further

•

Following seven consecutive 0.25 percentage point increases from September 2005, to reach a level of 4.25% as of May 2006, the Bank of Canada eased up on its target overnight rate, given that the overnight rate was consistent with achieving the inflation target.

•

In October, given somewhat lower than expected growth in labour productivity, the Bank of Canada reduced its potential growth assumption for the Canadian economy. The Bank is expected to hold its key interest rate unchanged in the foreseeable future.

•

In 2006, the Canadian dollar averaged 88.18 cents (US), up 6.8% against the US currency. All major currencies except the Japanese yen (-5.6%) rose against the US dollar, with the Chinese yuan up 2.7%, the euro up 0.8% and the British pound up 1.1%.

•

The Canadian dollar depreciated slightly against the world’s major currencies in late 2006, due to retreating oil prices, sagging exports, renewed expectations for higher interest rates abroad, a government decision to halt income trust conversions, and a slower-than-expected Canadian economy.

•

Since June 2004, the US Federal Reserve raised its target rate 17 times in light of inflation pressures. The string of increases, by 25 basis points each time, brought the Federal Funds rate to 5.25% as of June 29, 2006. The US Federal Reserve has been standing pat since then, mainly reflecting a cooling of the housing market and reduced impetus from energy prices.

•

The Bank of Japan hiked its interest rate in July for the first time in six years to 0.25% from zero. Both the Bank of England and the European Central Bank raised their key interest rates as well in 2006.

Canada Economic Indicators Growth Rates¹, 2005 to 2007
	2005	2006	2007²
Gross Domestic Product (GDP)	6.2	4.9	4.0
GDP (real)	2.9	2.7	2.4
Employment	1.4	1.9	1.3
Unemployment Rate (%)	6.8	6.3	6.4
Consumer Price Index	2.2	2.0	1.6

¹ Per cent change unless otherwise indicated.
² Projections – Private Sector Consensus

The New Brunswick Economy 2007

Canadian Economy

GDP Growth Eases in 2006

•

The Canadian economy started 2006 on a strong note backed by healthy investment and personal expenditures. However, economic activity slowed rapidly over the course of the year, with real GDP growth at 2.7% for 2006.

•

Momentum in the labour market continued in 2006, with employment pushing ahead 1.9% (+314,600), notably stronger than a year earlier. The proportion of the employed working-age population edged up to 63.0% from 62.7% in 2005, while the unemployment rate improved to 6.3%, down from 6.8% in 2005.

•

The Canadian dollar appreciated further in 2006, strengthened by tightened monetary policy and high commodity prices. The strong dollar coupled with intense global competition continued to hammer Canada’s manufacturing sector. While the resource and construction sectors continued to thrive, especially in Alberta, Canadian manufacturers shed 89,700 jobs.

•

Retail sales were up 6.4% in 2006, compared to 6.1% in 2005. New motor vehicle sales slowed in 2006 but were still encouraging, increasing 2.2% for the year, down from 3.5% in 2005.

•

Household spending was a pillar of strength in the Canadian economy, encouraged by considerable gains in housing-related activities. Canadian home sales finished 2006 slightly below the 2005 record, with average prices reaching new highs. Housing starts increased 0.8% in 2006, influenced by a strong first quarter of unusually mild weather that drove levels up.

•

The construction industry continued to bolster economic growth in Canada in 2006. Residential construction investment increased 8.5% due to the strength of the economy in Western Canada, the vitality of full-time employment, and prolonged low mortgage rates. Non-residential construction investment posted even stronger growth at 12.1%.

•

Corporate profits before tax continued to climb at a solid pace, encouraging investment in both non-residential construction and machinery and equipment. Wages and salaries advanced 5.9% in 2006, above the 5.6% increase posted in 2005.

•

In the financial markets, the resource-dominated TSX/S&P Composite Index outperformed its main US counterparts in each of the past five years, thanks mostly to the energy and metal and mining sectors.

•

The weakening US housing sector hampered demand for Canada’s exports. Canada’s international trade sector continued to act as a drag on economic growth in 2006, as exports of goods and services increased 1.1% while imports rose 4.2%.

The New Brunswick Economy 2007

GDP Growth to Further Slow in 2007

•

The pace of the Canadian economy is expected to further slow in 2007, reflecting a decline in residential construction investment and waning exports. Consumer spending should soften but remain healthy, as Canada’s still tight job market puts upward pressure on labour income.

•

Employment is expected to grow at a slower pace than in 2006, while the unemployment rate is anticipated to rise slightly. The manufacturing sector will continue to adjust to the high Canadian dollar and intense global competition, especially from Asia.

•

Investment in the non-residential sector should remain firm supported by high corporate profits and further development in Western Canada. Investment in machinery and equipment should rise further as well, as companies take advantage of the high Canadian dollar to import and implement new capital equipment.

•

Private sector forecasters expect Canada will see growth averaging 2.4% in 2007 with top performances from Newfoundland and Labrador, Alberta and British Columbia.

New Brunswick Economic Indicators Growth Rates¹, 2003 to 2007
	2003	2004	2005	2006	2007²
Economic Accounts
Gross Domestic Product (GDP)	5.6	5.1	2.9	3.7	3.6
Personal Expenditures	3.8	4.4	4.7	4.4	4.3
Government Current Expenditures	4.4	6.7	6.0	4.9	3.3
Gross Fixed Capital Formation	11.7	9.1	7.5	4.3	8.2
GDP (real)	2.3	2.6	0.3	2.3	2.3
Income
Personal Income	3.6	4.2	3.3	3.7	3.5
Labour Income	5.5	4.0	3.5	4.3	3.8
Population and Labour Market
Total Population (July 1)	0.1	0.1	-0.1	-0.3	-0.2
Labour Force	0.1	1.5	0.1	0.4	0.2
Employment	0.0	2.0	0.1	1.4	0.5
Unemployment Rate (%)	10.3	9.8	9.7	8.8	8.5
Participation Rate (%)	63.2	63.9	63.6	63.7	63.8
Other
Consumer Price Index	3.4	1.5	2.4	1.6	1.3

¹ Per cent change unless otherwise indicated.
² Projections – NB Finance

The New Brunswick Economy 2007

New Brunswick Economy

GDP Growth Improves in 2006

•

The Department of Finance estimates that New Brunswick’s real economic growth accelerated in 2006, growing at a rate of 2.3% compared to 0.3% in 2005. Private sector forecasters anticipate the economy expanded at a pace in the 2.0% to 2.9% range, with an average of 2.5%.

•

Overall, the job market was healthy in 2006, with both the goods producing sector and the service sector posting job gains. Employment growth was stronger than it was a year ago, increasing by 4,900 jobs or 1.4%. Widespread gains in the first half of the year were primarily responsible for the increase, with significant job growth evident in the industries of finance, insurance, real estate and leasing, accommodation and food services, and construction. The unemployment rate fell to 8.8%, the lowest level in
31 years.

•

After facing a number of challenges the previous year, New Brunswick’s manufacturing sector adjusted relatively well, with employment increasing by 1,000 in 2006. However, the wood products industry lost 1,000 jobs due to reduced US demand, as shipments of wood products declined 14.3% in 2006. Nevertheless, the reopening of the paper mill in Miramichi and the pulp mill in Nackawic helped stabilize overall shipments.

•

Energy exports accounted for more than half of total foreign exports originating from New Brunswick. With energy prices dropping since the summer, exports of energy products decreased 6.0% in 2006, after three years in a row of double-digit increases. As a result, the value of foreign exports of commodities from the province declined 2.8%.

•

The brisk labour market pushed wages and salaries growth up to 4.2% in 2006. This result, coupled with housing-related activities, impacted retail sales, which recorded their strongest growth since 1999, up 5.9% in 2006. New motor vehicle sales finally saw positive growth following three consecutive yearly declines.

•

Mining production soared in 2006. The overall value of mineral production was estimated to total $1,485.2 million, a 63.8% jump over 2005.

•

Investment was the main driver of growth in 2006, with two mega capital projects dominating investment in non-residential construction: the Point Lepreau refurbishment project and the construction of the LNG terminal in Saint John. Overall, capital investment reached $5.0 billion, a 4.5% increase over 2005 and the highest level on record.

•

Residential investment rose 3.9% in 2006, reaching another record. Construction of new dwellings, renovation activity and the resale market all remained very active. Housing starts increased to 4,085 units in 2006, up 3.2% from 2005.

The New Brunswick Economy 2007

GDP Growth to Continue in 2007

•

Despite a slowing US economy, New Brunswick’s economic growth is expected to be healthy in 2007, supported primarily by robust investment in non-residential construction. Residential construction investment is anticipated to lose some momentum but still see positive growth.

•

Strong growth in business non-residential investment is expected, with strength coming from the construction of the LNG terminal in Saint John and the refurbishment of the Point Lepreau nuclear power plant. These positive developments will help to offset the winding down of work on the Trans-Canada Highway.

•

Despite rising personal income and expected interest rate cuts in 2007, the housing market should weaken. Consequently, housing starts will decrease.

•

Oil prices are expected to decline from the highs seen in 2006. Coupled with the GST reduction, the Consumer Price Index will again be pushed below 2%.

•

Record high zinc prices and the reopening of the Caribou and Restigouche zinc mines will boost the mining sector in the province. However, the strong Canadian dollar and modest demand south of the border will challenge the non-energy manufacturing sector in 2007.

•

After a strong showing in 2006, employment growth is expected to ease considerably, removing some stimulus for consumer demand. Nevertheless, consumer spending should remain healthy, in part buoyed by solid gains in personal disposable income. The unemployment rate will continue to improve.

•

The government launched a Self-Sufficiency Task Force in January 2007. The task force is charged with determining how to increase New Brunswick’s population, employment, productivity, incomes, and economic growth in order to bring the province to self-sufficiency by 2026.

•

The Department of Finance is forecasting real GDP growth of 2.3% for 2007, comparable to the average growth rate expected by private sector forecasters that falls in the 1.9% to 2.7% range.

The New Brunswick Economy 2007

Population Declines

•

As of July 1, 2006, New Brunswick’s population was estimated at 749,168, a 0.3% decline from July 1, 2005. The last time a drop of this magnitude was observed in the province was in 1997-1998. Canada’s population rose 1.0% on a year-over-year basis, the same rate of growth reported the previous year.

•

Between July 1, 2005 and June 30, 2006, New Brunswick’s overall population was estimated to have decreased by 2,313 people. This decline was mainly due to a significant loss through interprovincial migration, which showed the province lost 3,788 more persons than it gained in its exchanges with other parts of Canada. Alberta’s powerful appeal attracted more than one-quarter of New Brunswick’s out-migrants.

•

Net international migration remained strong. New Brunswick received 1,387 immigrants during this 12-month period, the highest level in 25 years. The number of net non-permanent residents in the province stayed positive, while the total number of emigrants held constant from the previous year at 230.

•

With 87 fewer births and 124 more deaths in the province from the previous year, the natural increase (the number of births minus the number of deaths) fell below 300, an all-time low.

•

A Population Growth Secretariat will be established to study the demographic challenges and help stem the population decline.

•

For 2007, the provincial population is expected to decline slightly.

•

The above estimates are based on the 2001 Census counts adjusted for net undercoverage. Updated population estimates taking into account the 2006 Census results and net undercoverage will be available in September 2008.

One-third of Population Over 50

•

New Brunswick’s population continues to age. The median age reached 40.8 years in 2006, 2.0 years older than the national average of 38.8 years. Men in the province were younger than women, with a median age of
39.8 years compared to 41.8 years. Females outnumbered their male counterparts and maintained a slightly larger share of the total population (50.7% vs 49.3%).

•

The proportion of the population in the younger age groups continued to fall, declining to 15.8% for children 0-14 years and 13.2% for youth aged 15-24 years. The concentration of young adults 25-34 years also exhibited a declining share, falling to 12.9%.

•

The tail end of the baby boom generation is moving into its forties, affecting the 35-49 year age group. While growth of this age group has slowed, it represents 23.5% of the total population.

•

The impact of the oldest boomers on the pre-senior group (those aged 50-64 years) is evident as this group saw their share increase to 20.4%. One-third of New Brunswick’s population is now over 50 years of age.

•

One in seven people in the province are seniors aged 65 years and over. They accounted for just over 14% of the population in 2006; the proportion of young seniors (65-79 years) comprised 10.2% of the total population, while older seniors (80 years and over) made up 4.0%.

The New Brunswick Economy 2007

Employment Growth Solid

•

Employment in New Brunswick increased at a solid pace in 2006 (+1.4%), with gains totalling 4,900 to reach a record high of 355,400. This marked the third consecutive year that the number of employed exceeded 350,000. New Brunswick’s growth was the highest rate posted among the provinces east of Ontario. Nationally, employment rose 1.9%.

•

Both men and women experienced job gains in New Brunswick, with total employment levels up 1.6% and 1.2% respectively. Full-time employment (which accounts for 84% of New Brunswick’s jobs) was the recipient of all employment gains and rose to 298,300; the overall number of workers employed part-time remained unchanged from the previous year at 57,100.

•

Employment advanced for all the major age groups, except those 25-44 years of age whose level dropped slightly. Older adults aged 45-64 years reaped the majority of employment gains (increasing by 3,700), while young adults 20-24 years of age regained 80% of jobs they lost the previous year (increasing by 900). Overall employment among youths aged 15-19 years edged up, driven by part-time employment.

•

The gap between New Brunswick’s participation rate and Canada’s continues to narrow. The provincial participation rate improved, averaging 63.7% in 2006. The national rate, while higher than New Brunswick’s, held constant at 67.2%.

•

Employment growth in 2007 is anticipated to slow following the strong performance in 2006.

Goods Producing Sector Employment Rebounds

•

Following significant job losses the previous year, employment in the goods producing sector rebounded with a gain of 800 in 2006. However, the majority of job growth in the province was still focused in the service sector, with employment increasing by 4,000.

•

Six of the 11 service industries registered employment gains, led by finance, insurance, real estate and leasing (+2,900), accommodation and food services (+2,800) and other services (+1,300). Healthy gains were also evident in business, building and other support services (+800), educational services (+800) and public administration (+700). Of the five remaining industries, health care and social assistance (-1,500), trade (-1,400), and transportation and warehousing (-1,300) posted the largest declines, while the professional, scientific and technical services industry and the information, culture and recreation sector suffered losses of 600 each.

•

Construction was the main engine of growth among the five goods producing industries, adding 2,500 jobs to the economy. Employment in manufacturing was also up, increasing by 1,000 and recouping some of the substantial job losses from the previous year. Declines in natural resources, agriculture and utilities had a dampening effect on employment growth.

•

In 2006, the service sector employed 278,300 people and the goods producing sector 77,100.

The New Brunswick Economy 2007

Record Low Unemployment Rate

•

New Brunswick’s unemployment rate was pushed down to a 31-year record low in 2006, averaging 8.8% and marking the third successive year the rate has been lower than 10%. Canada’s unemployment rate fell one-half a percentage point to 6.3%.

•

The number of unemployed in the province stood at 34,200, a decrease of 3,500 or a 9.3% drop from 2005. Unemployed females saw their number fall for a second consecutive year, declining to 13,200 (-9.0%). An equally impressive drop occurred for unemployed males (-9.5%) whose level fell to 21,000. Nationally, unemployment decreased 5.5%.

•

The unemployment rates for both men and women fell to all-time lows in 2006. The unemployment rate for women, which has been consistently lower than that for men since the early eighties, declined to 7.1%. Men saw their unemployment rate fall to 10.3%.

•

Unemployment rates were down for all age groups except those 15-19 years of age. This group saw their unemployment rate rise to 18.5% in 2006, a deterioration from the 17.2% posted the previous year.

•

New Brunswick’s unemployment rate is expected to improve in 2007.

Employment Gains in Four Regions

•

The Moncton-Richibucto region was the only area in the province to experience a decline in employment, down 600. The remaining four regions posted employment increases ranging from 600 in Campbellton-Miramichi to 2,200 in Edmundston-Woodstock.

•

Employment growth dominated labour force growth in each of these same four regions causing their respective unemployment rates to fall. The unemployment rate in the Moncton-Richibucto area increased marginally, averaging 8.4% in 2006.

•

Participation rates increased in three of the five regions. The 67.3% participation rate for the Fredericton-Oromocto area held constant from the previous year (the highest rate among the regions), while the Moncton-Richibucto area reported a deterioration in its participation rate, falling to 65.8%.

The New Brunswick Economy 2007

Inflation Slows

•

Influenced by weakening gasoline prices, consumer prices in New Brunswick moderated, with growth slowing to 1.6% in 2006. This was notably below the 2005 annual increase in the Consumer Price Index (CPI) of 2.4%.

•

The provincial rate of inflation was below the Canadian rate (which averaged 2.0% in 2006), and was the smallest increase to be posted among the provinces.

•

Seven of the eight major commodity groups of the CPI posted higher prices, with four of these components recording growth above the provincial increase: food (+2.7%), shelter (+2.4%), alcoholic beverages and tobacco products (+1.9%) and transportation (+1.8%). The remaining components exerted minimal pressure, with each reporting increases under 0.8%, except clothing and footwear which edged down slightly (-0.1%), to mark a fifth consecutive annual decline.

•

In 2007, the increase in New Brunswick’s CPI is expected to be somewhat below the 2006 rate.

Farm Cash Receipts Healthy

•

In 2006, New Brunswick’s farm cash receipts rose 4.2%. The increase came entirely from crop receipts (+16.8%), as livestock receipts declined 3.0%. Higher receipts for cattle and calves, and dairy products were not sufficient to offset lower receipts for hogs, poultry and eggs. Potato receipts, which represent about 52% of crop receipts, jumped 41.1%. Nationally, farm cash receipts edged up 0.5%.

•

New Brunswick exported fish and fish products worth $781.0 million in 2006, a decline of 4.7% over 2005.

•

In 2005, overall commercial fish landings increased 5.9% in value to
$205.0 million, as gains in herring (+18.4%) and lobster (+22.5%) were enough to offset declines in the value of queen crab and shrimp. Volume-wise, total landings of 119.3 thousand metric tonnes were 1.1% above the 2004 level, with higher catches of queen crab and lobster sufficient to compensate for decreases in herring and shrimp.

•

Impacted by increased production and exports, sales of New Brunswick aquaculture products in 2005 rebounded to $265.5 million, up 7.4% from 2004. New Brunswick is the second largest aquaculture-producing province (behind British Columbia), and accounted for roughly 36% of national aquaculture revenues.

•

As part of its $6-million capital investment, St. George-based Cooke Aquaculture built a new shipping warehouse in 2006. The company, which employs about 1,000 people in the province and brings in about
$210 million in annual revenue, also harvested its first farm-raised cod.

•

Agriculture, fishing and hunting industries represent over 2% of the province’s GDP. Food products represent more than 11% of provincial manufacturing shipments.

The New Brunswick Economy 2007

Manufacturing Shipments Little Changed

•

After increases of roughly 10% in each of the previous two years, the value of shipments from New Brunswick manufacturers edged down to $14.8 billion in 2006, a 1.1% decline over 2005. Nationally, shipments decreased 0.5%.

•

A drop in shipments from the residual[1] component was primarily responsible for the provincial total, although lower shipments of wood products and machinery also contributed to the decline. The other major components reported higher levels, with shipments of paper products recovering somewhat from their significant decline in 2005.

•

Employment in the manufacturing sector averaged 36,900 in 2006, a 2.8% increase over 2005. Higher employment was reported in the transportation equipment, food, paper, clothing and leather, and petroleum and coal products industries; lower employment was reported in the wood products, textile mills and chemical industries. The manufacturing sector represents over 15% of provincial GDP.

Wood Products Still Face Challenges

•

In 2006, manufacturing shipments of New Brunswick wood products totalled $1,242.1 million, down 14.3% from 2005. Production of sawn lumber declined for a second consecutive year, falling 1.9% to 3.7 million cubic metres.

•

Wood product industries represent approximately 3% of New Brunswick’s GDP, while forestry and logging represent around 2%. Employment in the wood product industry decreased 1,000 to 7,300 in 2006, and employment in the forestry and logging and related services industry declined 700 to 4,500.

•

Fraser Papers temporarily shut down its sawmills in 2006. The Weyerhaeuser mill in Miramichi also shut down temporarily before closing its doors indefinitely in February 2007. In addition, 200 employees at the J.D. Irving sawmill in Grande-Rivière agreed to reduce their hours from 45 to 40 a week.

•

In December 2006, the Supreme Court of Canada ruled that New Brunswick Aboriginals could harvest wood from Crown lands for personal use, and that the right could not be quashed by government regulations. Currently, the provincial government allocates 5.3% of the softwood allowable cut to Aboriginals.

•

Reduced demand for residential construction activity south of the border and the lowered stumpage rate by the British Columbia government forced lumber prices to decline in 2006. For the first 11 months of 2006, housing starts plunged 27.8% in the US.

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In the softwood lumber dispute between the US and Canada, a trade agreement was finally reached allowing the US to keep about
$1-billion (US) of the $5-billion (US) collected duties. Atlantic Canada softwood exporters are exempt from the deal, which benefits New Brunswick. Ottawa disbursed an initial $950-million in softwood lumber duty refunds to Canadian companies in late October.

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[1] The residual component comprises diverse small plants as well as large producers such as the Irving Oil refinery and Brunswick Mining and Smelting.

The New Brunswick Economy 2007

Paper Products Recover

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With the reopening of the UPM-Kymmene paper mill in Miramichi in May 2006 and improved market conditions, paper manufacturing recovered from its 2005 difficulties. In 2006, manufacturing shipments of paper products increased to $2,241.9 million, up 18.6% from 2005.

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Shipments from paper mills jumped 41.9% in 2006, more than enough to compensate for declines in shipments from pulp mills (-1.1%) and paperboard mills (-39.8%). Shipments from converted paper mills also rose, up 2.1% for the year.

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In 2006, employment in the paper industry increased by 500 to 4,700. The paper manufacturing industry represents just under 4% of provincial GDP.

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The AV Nackawic Inc. pulp mill reopened its doors in January 2006 and currently employs 275 people.

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Prices in US dollars for market pulp and newsprint rose substantially in 2006, the fourth consecutive annual increase for both commodities. Newsprint prices increased approximately 9.7% while pulp prices rose a stronger 11.6%.

Exports Decline in Value

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In 2006, the value of foreign exports of goods originating from New Brunswick totalled $10.4 billion, a 2.8% decline over 2005. The decline was chiefly a reflection of lower refined petroleum prices in the latter part of the year.

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The bulk of the overall decline can be attributed to losses in energy products, which fell 6.0%. Lower exports of agricultural and fishing products also contributed to the decrease. The remaining six commodity groups reported increases, led by higher exports of industrial goods and forestry products.

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Lower exports of agriculture and fishing products (-4.6%) resulted from declines for a number of commodities, particularly potatoes (-2.7%), crab (-23.8%) and pork (-29.4%). Foreign exports of lobster rose 1.2%, while exports of shrimp jumped 32.8%.

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Energy products (56.0%), forestry products (17.2%) and agricultural and fishing products (11.7%) represent nearly 85% of the province’s foreign exports.

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Around 90% of the province’s foreign exports are destined to the US markets. Brazil, the UK and India follow, each with 0.6%.

The New Brunswick Economy 2007

Capital Investment Reaches Record High

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Capital investment in New Brunswick reached $5.0 billion in 2006, a 4.5% increase over 2005. Increases came from both the private and public sectors.

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Private sector capital investment, which represents around 76% of the total, increased 2.8% in 2006, with higher investments in both housing and non-residential construction. Capital spending from the public sector rose 10.4% in 2006, due to higher investment in construction.

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Work on the twinning of 130 kilometres of the Trans-Canada Highway continued, with the project to wrap up in 2007. In Saint John, the construction of the $750-million LNG terminal began, and the $1.4-billion refurbishment of the Point Lepreau generating station (which includes the cost of replacement electricity) commenced. Work on the latter project will continue through 2009.

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A number of other major investment projects were completed in 2006, including a $44.6-million initiative to connect 327 communities in New Brunswick’s rural areas to high-speed Internet, a new $35-million Molson brewery and a $10-million Future Inn hotel in Moncton, a $35-million maintenance project to the Saint John refinery by Irving Oil, a $28-million Stan Cassidy Rehabilitation Centre in Fredericton, a $20-million city hall in Dieppe, and a $14.1-million, four-kilometre bypass in Miramichi. Enbridge Gas New Brunswick and Blue Note Mining Inc. also strengthened investment in the province in 2006.

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Residential construction investment surpassed expectations in 2006, totalling $1,356.4 million, a 3.9% rise over 2005. Contributing to the increase were the construction of new multiple units and renovation expenditures. Nationally, residential construction investment grew 8.5%. In 2006, provincial housing starts increased 3.2% to 4,085 units.

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Non-residential building construction investment increased in 2006, a 14.1% increase over 2005. Gains in the industrial (+5.5%), commercial (+14.5%), and institutional and governmental building (+17.5%) components were recorded.

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Employment in the construction industry increased by 2,500 from the previous year to stand at 21,100 in 2006. Construction industries represent around 6% of total GDP for New Brunswick.

The New Brunswick Economy 2007

Wages and Salaries Still Strong

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In 2006, New Brunswick wages and salaries were up 4.2% from 2005. The national increase was 5.9%. Growth was higher for the service sector (+4.7%) than the goods producing sector (+2.6%) for the province.

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With the exception of agriculture, forestry, fishing and hunting (-5.9%), all major industry categories reported advances. Of the 14 reporting gains, the largest growth occurred in construction (+7.7%). Increases of more than 6% were evident in professional and personal services industries (+7.5%), provincial public administration (+6.8%), and mining and oil and gas extraction (+6.2%).

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More than 62% of wages and salaries are captured in the categories of professional and personal services industries (15.8%), trade (12.3%), manufacturing (11.7%), public administration (11.6%), and health care and social assistance (11.3%).

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Average weekly earnings in 2006 ranged from $316.47 in accommodation and food services, to $465.92 in retail trade, to $675.24 in health care and social assistance, to $791.94 in construction, to $949.58 in finance and insurance. Overall, average weekly earnings advanced 3.3% to $684.75, representing 91.4% of the national average of $749.51.

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Government approved an increase to the provincial minimum wage rate to $7 per hour on January 1, 2007, and another increase to $7.25 per hour on July 1, 2007.

Mining Production Soars

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New Brunswick is a major Canadian producer of lead, zinc, silver, potash, peat, antimony, bismuth and cadmium. Other locally produced minerals include copper, salt, limestone, coal, marl and silica. In 2006, the overall value of mineral production was estimated to total $1,485.2 million, a 63.8% jump over 2005.

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The value of metallic mineral production in 2006 was $1,185.3 million, up 103.2% from 2005. The metals sector accounts for 79.8% of the total value of mineral production.

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Coal and non-metallic mineral production are the remaining contributors to the total value of mineral production. Combined, their value reached $299.9 million, a 7.2% decrease from 2005. The non-metals sector is influenced primarily by potash.

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Employment in the mining and oil and gas extraction industry stood at 3,800 in 2006, unchanged from a year earlier. The sector represents slightly less than 1% of provincial GDP.

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Blue Note Mining Inc. finalized the purchase of the Caribou and Restigouche properties (located near Bathurst) and secured regulatory approval on August 1, 2006. The company plans to begin production of lead and zinc in May-June 2007, with copper production to follow later in the year. Corridor Resources Inc. continued to develop the McCully gas field and began construction of a pipeline and associated facilities. Contact Exploration Inc. and PetroWorth Resources Inc. explored for oil and gas. Contact applied for regulatory approval to test for oil production at Stoney Creek.

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The Province continues to explore ways to improve and expand the viability of the mining industry.

The New Brunswick Economy 2007

Technology and Communication Expands

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Employment in technology and communication averaged 48,200 in 2006, similar to the previous two years. This group accounts for 9% of New Brunswick’s GDP. Average weekly earnings ranged from $351.13 for business support services (including customer contact centres), to $921.13 for information and cultural industries, to $1,093.70 for computer systems design and related services.

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In 2006, the $44.6-million initiative to provide high-speed Internet access to all regional health care centres, business parks, First Nations communities, and most residences and businesses was completed. This infrastructure project was the result of collaboration between Aliant, the Province and the federal government. Aliant also launched high-speed wireless service in five communities (Saint John, Moncton, Fredericton, Bathurst and Florenceville).

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Rogers Communications announced a $2.5-million investment to upgrade their services throughout Kent County. Furthermore, the company launched a home phone service with free long distance calling within the province for the three largest cities and their outlying communities. Aernet Wireless and Barrett Xplore Inc., two other high-speed Internet service providers in New Brunswick, also announced expansion plans.

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On-going research at NRC-IIT involves the e-Learning Group, Health Initiative, Internet Logic Group and People-Centred Technologies Group. Currently, there are over 70 staff members working out of the Fredericton and Moncton locations.

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High Performance Computing (HPC) research is accelerating in New Brunswick as a result of a $500,000-commitment to ACEnet by the Province. The $27.2-million initiative involves a partnership of seven Atlantic institutions with the University of New Brunswick playing a pivotal role.

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The aerospace, defence and security industry (which employs roughly 700 full-time equivalents) is also developing in the province, with revenue growing to $112 million in 2005. Funding obligations from recent federal military procurements are expected to boost this industry for several years.

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Other positive developments in the information technology sector were revealed for A Bound Corporation, Ambir, AnyWare Group, Bulletproof Solutions, Fatkat Animations Studios Inc., Genesys Laboratories, Mariner Partners Inc., Mitchell Project Consulting, PQA, Vimsoft Inc., Virtual Expert Clinics Inc. and Wetsand Animation.

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Several customer contact centres announced new jobs or future expansion plans including: Advantage Communications Inc., ClientLogic, Delta Hotels Global Reservation Services, Minacs, SNC-Lavalin ProFac, TeleTech and Virtual Agent Services. As well, Statistics Canada’s temporary office in Moncton, established in April during the 2006 Census main collection activities, continued to operate into the first quarter of 2007 to accommodate post-censal survey collection. These announcements helped offset losses due to the Avis-Budget Group restructuring (formerly Cendant Canada) and layoffs at Air Canada. The customer contact sector has over 110 companies that employ about 21,000 people throughout New Brunswick.

The New Brunswick Economy 2007

Utilities Developments Impressive

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Total electric power generation in the province declined 10.7% in 2006 and exports dropped 36.0%. National electric power generation decreased 2.2%. The utilities sector (electric power, natural gas, water and sewage) represents 3% of New Brunswick’s GDP.

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In 2006, the $1.4-billion Point Lepreau refurbishment project involved pre-outage construction activities. The Saint John office of the general contractor of the project (Atomic Energy of Canada Ltd.) increased their number of employees to 49. The planned maintenance outage at the nuclear power plant is to start in spring 2008.

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Construction of a second international power line that will link New Brunswick to Maine is to be completed by December 2007. The cost of the provincial portion is $60 million. NB Power announced it would increase its wind power capacity by 200 MW by 2009 and signed a purchase agreement with TransAlta Corporation for 75 MW of wind power in 2008. The deal involves the construction of a 25-turbine wind farm in Albert County at a cost of $130 million.

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Enbridge Gas New Brunswick announced a $70-million investment plan to expand its distribution network in 2006-2007. In January 2007, there were over 7,500 customers using natural gas. Consumption of natural gas in the province increased 24.4% in the first 10 months of 2006, compared to the same period the year before.

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Investments in water systems, wastewater systems and/or sewage treatment plants worth over $30 million were announced for several communities in 2006, including Bathurst, Claire, Dieppe, Lamèque, Minto, Miramichi, Moncton, Néguac, Quispamsis, Riverside-Albert, Riverview, Sainte-Anne-de-Madawaska, St. George, Shediac and Shippagan.

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The Province unveiled new programs for home energy efficiency worth more than $26 million in 2007-2008. Included are the Expanded Existing Homes Upgrades Program, the Multiple Unit Residential Building Program, the Energy Efficiency Retrofit Program for low-income households, and the New Homes Program.

The New Brunswick Economy 2007

Transportation Sector Has Mixed Results

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In 2006, employment in the New Brunswick transportation sector decreased 6.1% to 19,900, with job losses mainly in the trucking component. At the same time, Armour Transportation Systems in Moncton and Midland Transport in Saint John expanded their facilities. Transportation and warehousing accounts for over 5% of provincial GDP.

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The port of Saint John reported total tonnage was 24.9 million tonnes in 2006, a decrease of 9.7% from 2005, which was primarily due to a decline in liquid bulk (includes petroleum, chemicals and molasses). The Irving Oil refinery conducted two extended-maintenance projects in 2006. Other cargo sectors increased 22.9% overall, compliments of the reopened Nackawic mill and growth in recyclable metals, potash and salt. The region benefited from 88,000 visitors from the 34 cruise ship calls; over 138,000 passengers during 55 ship calls are anticipated for 2007. The port authority has budgeted $8 million for capital improvements in 2007 with the largest portion allocated to the cruise terminal building.

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Contracts to build two specialized storage tanks were awarded for the
$750-million Canaport LNG project in 2006. Work will continue in 2007 with the terminal to be operational in 2008, resulting in $3 million annually in port and port-related fees, including over $500,000 to the Saint John Port Authority.

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In 2006, the Belledune Port Authority handled 1.8 million tonnes of goods, a decrease of 18.2% over 2005. Operation of the 280,000-barrel capacity liquid storage facility was restored in the fall. The port authority has budgeted $700,000 for capital investment in 2007.

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In 2006, the Greater Moncton International Airport reported a 4.3% increase in passengers (to 558,500) and a 2.6% rise in cargo, compared to 2005. A new $8.5-million Transport Canada hangar became operational. While the airport benefited from the addition of service by Continental Airlines, the cancellation of CanJet service had the opposite effect.

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The Greater Fredericton Airport achieved international status under International Civil Aviation Organization and Transport Canada guidelines. Significant capital investments were made in 2006 to expand the airport departure lounge and complete a major upgrade to the terminal interior. An 8,500-square foot pavilion was also completed to accommodate the growing number of military and charter flights using the facility. The airport served 244,200 passengers, a 6.9% increase from 2005.

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The Saint John Airport welcomed 194,900 passengers in 2006, up 9.8% from the previous year. The airport expanded its parking lot and departure lounge to accommodate more passengers due to increases in flights (daily and charter) and larger aircraft. WestJet recently announced a new service for Saint John starting in May 2007.

The New Brunswick Economy 2007

Retail Trade Growth Higher

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New Brunswick’s retail trade rose 5.9% in 2006, the strongest increase since 1999. Provincial employment in the sector remained unchanged from the previous year at 45,800. This group accounts for more than 6% of provincial GDP. Nationally, retail sales were up 6.4%.

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Thirteen of the 15 published store types in the province reported positive sales growth, with double-digit gains in home furnishing stores, specialized building materials and garden stores, used and recreational motor vehicle and parts dealers, shoe, jewellery and clothing accessory stores, and home and electronics and appliance stores.

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New motor vehicle sales finally picked up in 2006 after three consecutive yearly declines. The value of new vehicle sales increased 5.7%, while the number of new vehicles sold rose 3.4%.

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Wholesale trade increased 1.0% in 2006 following decreases in each of the past three years. Employment in the industry fell to 11,000 in 2006, down 11.3%. This sector represents just over 5% of New Brunswick’s GDP.

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Positive developments announced in 2006 involve new or expanded facilities for Alcool NB Liquor, Atlantic Superstore, Canadian Tire, Co-op, Future Shop, Home Depot, Home Hardware, Kent Building Supplies, Liquidation World, Mark’s Work Wearhouse, RONA, Shoppers Drug Mart, Sobeys, Tommy Hilfiger, UAP/NAPA and Wal-Mart. As a result, several communities in the province will benefit.

Accommodation and Food Services Improving

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In 2006, employment for accommodation and food services in New Brunswick increased 12.6% to 25,000, a level not seen since 2002. Average weekly earnings rose 8.3% to $316.47. The sector represents about 2% of provincial GDP.

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Provincial hotels and other lodgings reported an average July-August occupancy rate of 70% in 2006, a slight decrease from the year before. At the same time, the number of rooms available increased 1.3%. The accommodation sector benefited from new projects and upgrades in several communities worth more than $18 million in total; a similar amount has been announced for 2007.

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Receipts for restaurants, caterers and taverns fell 1.2% in 2006 compared to the previous year. The only component to show growth was limited-service establishments (47% of the total) at 0.9%. Nationally, the overall increase was 5.4%.

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Tourism revenues in New Brunswick are expected to increase marginally in 2006, despite declines in visitation from key markets. The accommodation sector profited from a strong resident market performance and increased spending by US overnight visitors.

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The New Brunswick Economy 2007